FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☒             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated October 15, 2012.

MATERIAL FACT

Santander Group informs that the agreement for the sale by The Royal Bank of Scotland (“RBS”) to Santander UK of approximately 300 branches of RBS in England and Wales and NatWest in Scotland (the “Business”) (disclosed by means of material fact released on 4 August 2010, number of entry in CNMV 129030) will not complete in view of the foreseeable lack of satisfaction of the conditions it was subject to by the agreed final deadline of February 2013.

The agreement reached in August 2010 between Santander UK and RBS for Santander UK to acquire the Business was originally scheduled to complete by end 2011. In August 2011, this was extended to a new target completion date of Q4 2012.

Santander UK’s guiding principle has been to ensure a seamless journey for the customers of the Business. However, given the delays, Santander UK has concluded that it is not possible to complete this within a reasonable period.

Boadilla del Monte (Madrid), 12 October 2012

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 15, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President